Ⅰ.	Interim Consolidated Financial Statements
1.	Interim Consolidated Financial Statements
(1)	Interim Consolidated Balance Sheets

		FY2006 interim (As of September 30, 2006)		FY2007 interim (As of September 30, 2007)		FY2006 (As of March 31, 2007)
	Notes	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)
(Assets)
Cash and cash equivalents		163,635		170,431		196,395
Trade receivables, net	Note 3	67,336		58,535		54,264
Inventories	Note 4	27,040		34,260		31,976
Deferred tax assets		12,471		12,857		9,215
Other current assets		2,626		2,987		2,958
Total current assets		273,108	78.7	279,070	79.5	294,808	80.5
Investment securities	Note 6	11,423	3.3	10,320	2.9	11,370	3.1
Property, plant and equipment, net	Note 5	50,002	14.4	50,532	14.4	49,650	13.6
Deferred tax assets		7,783	2.2	3,048	0.9	2,690	0.7
Intangible assets, net		2,973	0.9	3,298	0.9	3,101	0.8
Other assets		1,800	0.5	4,695	1.4	4,755	1.3
Total assets		347,089	100.0	350,963	100.0	366,374	100.0

		FY2006 interim (As of September 30, 2006)		FY2007 interim (As of September 30, 2007)		FY2006 (As of March 31, 2007)
	Notes	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)
(Liabilities)
Current portion of long-term debt		10		5		10
Trade accounts payable		22,915		22,890		29,095
Income taxes payable		10,831		10,106		9,370
Accrued expenses		11,780		12,624		13,637
Accrued warranty expenses		4,373		4,032		4,135
Other current liabilities		3,532		5,113		4,405
Total current liabilities		53,441	15.4	54,770	15.6	60,652	16.6
Long-term debt, excluding current portion		5	0.0	—	—	—	—
Accrued pension and severance cost	Note 12	11,420	3.3	7,709	2.2	8,267	2.2
Other liabilities		3,550	1.0	2,090	0.6	2,658	0.7
Total liabilities		68,416	19.7	64,569	18.4	71,577	19.5

Commitments and contingent liabilities	Note 15

(Stockholders’ equity)
Common stock		32,363	9.3	32,363	9.2	32,363	8.8
Capital surplus		37,702	10.9	39,499	11.3	39,256	10.7
Retained earnings		262,875	75.7	283,843	80.8	273,082	74.6
Accumulated other comprehensive income (loss)	Note 6, 10	1,757	0.5	3,000	0.9	3,652	1.0
Treasury stock		(56,024)	(16.1)	(72,311)	(20.6)	(53,556)	(14.6)
Total stockholders’ equity		278,673	80.3	286,394	81.6	294,797	80.5
Total liabilities and stockholders’ equity		347,089	100.0	350,963	100.0	366,374	100.0

	Notes	FY2006 interim (As of September 30, 2006)		FY2007 interim (As of September 30, 2007)		FY2006 (As of March 31, 2007)
Supplemental data for stockholders’ equity
Common stock-Authorized		440,000,000	shares	440,000,000	shares	440,000,000	shares
Common stock-Issued		199,566,770	shares	199,566,770	shares	199,566,770	shares
Treasury stock		12,468,808	shares	15,440,097	shares	11,916,485	shares

(2)	Interim Consolidated Statements of Income

		FY2006 interim (April 1, 2006 through September 30, 2006)			FY2007 interim (April 1, 2007 through September 30, 2007)			FY2006 (April 1, 2006 through March 31, 2007)
	Notes	Amount (in million yen)		Percentage (%)	Amount (in million yen)		Percentage (%)	Amount (in million yen)		Percentage (%)
Net sales			120,492	100.0		114,863	100.0		235,012	100.0
Cost of sales			55,493	46.1		52,839	46.0		108,718	46.3
Gross profit			64,999	53.9		62,024	54.0		126,294	53.7
Research and development expenses			14,121	11.7		16,361	14.2		29,509	12.6
Selling, general and administrative expenses	Note 2(g), 11		18,679	15.5		21,016	18.3		39,993	16.9
Operating income			32,199	26.7		24,647	21.5		56,792	24.2
Other income (expense):
Interest and dividends income		1,384			2,170			3,026
Interest expense		(8)			(6)			(16)
Other	Note 6, 7	376	1,752	1.5	549	2,713	2.3	1,288	4,298	1.8
Income before income taxes and equity in earnings (loss) of affiliated company			33,951	28.2		27,360	23.8		61,090	26.0
Income Taxes			11,747	9.8		10,426	9.1		25,520	10.9
Equity in earnings (loss) of affiliated company			—	—		(4)	(0.0)		(14)	(0.0)
Net income			22,204	18.4		16,930	14.7		35,556	15.1

		FY2006 interim (April 1, 2006 through September 30, 2006)	FY2007 interim (April 1, 2007 through September 30, 2007)	FY2006 (April 1, 2006 through March 31, 2007)
	Notes	Amount (in yen)	Amount (in yen)	Amount (in yen)
Net income per share	Note 14
Basic		118.79	91.52	190.01
Diluted		118.03	91.24	188.85

(3)	Interim Consolidated Statements of Stockholders’ Equity

FY2006 interim (April 1, 2006 through September 30, 2006)					(In million yen)
	Notes	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balance at March 31, 2006		32,363	37,147	245,090	1,344	(58,017)	257,927
Comprehensive income
Net income				22,204			22,204
Other comprehensive income (loss), net of tax	Note 6, 10
Foreign currency translation adjustments					813		813
Net unrealized gains (losses) on securities					(400)		(400)
Total comprehensive income							22,617
Cash dividends				(4,200)			(4,200)
Stock option compensation expense	Note 11		648				648
Exercise of stock option			(93)			2,004	1,911
Repurchase of treasury stock						(18)	(18)
Sale of treasury stock				(219)		7	(212)
Balance at September 30, 2006		32,363	37,702	262,875	1,757	(56,024)	278,673

FY2007 interim (April 1, 2007 through September 30, 2007)					(In million yen)
	Notes	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balance at March 31, 2007		32,363	39,256	273,082	3,652	(53,556)	294,797
Comprehensive income
Net income				16,930			16,930
Other comprehensive income (loss), net of tax	Note 6, 10
Foreign currency translation adjustments					(21)		(21)
Net unrealized gains (losses) on securities					(619)		(619)
Pension related adjustments					(12)		(12)
Total comprehensive income							16,278
Cash dividends				(6,099)			(6,099)
Stock option compensation expense	Note 11		289				289
Exercise of stock option			(46)			365	319
Repurchase of treasury stock						(19,121)	(19,121)
Sale of treasury stock				(70)		1	(69)
Balance at September 30, 2007		32,363	39,499	283,843	3,000	(72,311)	286,394

FY2006 (April 1, 2006 through March 31, 2007)					(In million yen)
	Notes	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
Balance at March 31, 2006		32,363	37,147	245,090	1,344	(58,017)	257,927
Comprehensive income
Net income				35,556			35,556
Other comprehensive income (loss), net of tax	Note 6, 10
Foreign currency translation adjustments					1,123		1,123
Net unrealized gains (losses) on securities					(362)		(362)
Total comprehensive income							36,317
Adjustment to initially apply SFAS 158, net of tax					1,547		1,547
Cash dividends				(7,474)			(7,474)
Stock option compensation expense	Note 11		2,566				2,566
Exercise of stock option			(457)			4,520	4,063
Repurchase of treasury stock						(68)	(68)
Sale of treasury stock				(90)		9	(81)
Balance at March 31, 2007		32,363	39,256	273,082	3,652	(53,556)	294,797

(4)	Interim Consolidated Statements of Cash Flows

		FY2006 interim (April 1, 2006 through September 30, 2006)	FY2007 interim (April 1, 2007 through September 30, 2007)	FY2006 (April 1, 2006 through March 31, 2007)
	Notes	Amount (in million yen)	Amount (in million yen)	Amount (in million yen)
I Cash flows from operating activities:
Net income		22,204	16,930	35,556
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		3,810	3,884	8,214
Deferred income taxes		915	(3,610)	7,381
Stock option compensation expense		648	289	2,566
Changes in assets and liabilities:
Trade receivables		2,180	(4,321)	15,563
Inventories		2,835	(2,249)	(2,054)
Trade accounts payable		(9,390)	(6,258)	(3,318)
Income taxes payable		(9,156)	731	(10,586)
Accrued expenses		(1,013)	(1,003)	815
Accrued warranty expenses		(403)	(103)	(641)
Accrued pension and severance cost		(873)	(575)	(1,437)
Other	Note 6	434	2,292	(3,108)
Net cash provided by operating activities		12,191	6,007	48,951
II Cash flows from investing activities:
Proceeds from sale of non-marketable securities		—	41	20
Purchases of non-marketable securities		—	(117)	—
Proceeds from sale of property, plant and equipment		63	213	541
Purchases of intangible assets		(449)	(517)	(897)
Purchases of property, plant and equipment		(4,105)	(5,792)	(7,511)
Other		(33)	(182)	(166)
Net cash used in investing activities		(4,524)	(6,354)	(8,013)

		FY2006 interim (April 1, 2006 through September 30, 2006)	FY2007 interim (April 1, 2007 through September 30, 2007)	FY2006 (April 1, 2006 through March 31, 2007)
	Notes	Amount (in million yen)	Amount (in million yen)	Amount (in million yen)
III Cash flows from financing activities:
Principal payments on long-term debt		(25)	(5)	(30)
Proceeds from sale of treasury stock		1,698	249	3,913
Payments to acquire treasury stock		(18)	(19,121)	(68)
Dividends paid		(4,193)	(6,087)	(7,468)
Other		(4)	(4)	(9)
Net cash used in financing activities		(2,542)	(24,968)	(3,662)
IV Net effect of exchange rate changes on cash and cash equivalents		585	(649)	1,194
V Net change in cash and cash equivalents		5,710	(25,964)	38,470
VI Cash and cash equivalents at beginning of period		157,925	196,395	157,925
VII Cash and cash equivalents at end of period		163,635	170,431	196,395

		FY2006 interim (April 1, 2006 through September 30, 2006)	FY2007 interim (April 1, 2007 through September 30, 2007)	FY2006 (April 1, 2006 through March 31, 2007)
	Notes	Amount (in million yen)	Amount (in million yen)	Amount (in million yen)
Supplemental data:
Cash paid during the interim period and the year for:
Income taxes		19,301	12,525	29,284
Interest		9	13	16

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Note 1)	Accounting Principles, Procedures and the Presentation of the Interim Consolidated Financial Statements

(a)	Terminology, Form and Method of Preparation of the Interim Consolidated Financial Statements

Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepares these interim consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and method of preparation required in the United States of America in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins (“ARB”), Accounting Principles Board (“APB”) statements, Statements of Financial Accounting Standards (“SFAS”) and other relevant sources (collectively “U.S. GAAP”). However, Advantest prepares its respective unconsolidated financial statements in accordance with accounting principles generally accepted in the country of its respective domicile. Certain adjustments and reclassifications have been incorporated to present the interim consolidated financial statements in conformity with accounting principles generally accepted in the United States of America.

(b)	Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

The Company became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since FY2001. Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c)	Scope of Consolidation and Application of the Equity Method

Advantest’s interim consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Advantest is not involved with any significant variable interest entities which should be consolidated as defined by Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities”. All significant intercompany balances and transactions have been eliminated in consolidation.

The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:

	FY2007 interim (As of September 30, 2007)	FY2006 (As of March 31, 2007)	Increase (decrease)
Domestic	24	23	1
Overseas	17	17	0
Consolidated subsidiaries	41	40	1
Equity method affiliates	1	1	0
Total	42	41	1

Changes in the scope of consolidation:
Newly included (1): Advantest Component, Inc.*
* Advantest Component, Inc. was established on June 1, 2007 as a subsidiary to be engaged in

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

the development and production of semiconductor test system key devices and electronic components.

(d)	Significant differences from the preparation of financial statements under Japanese GAAP

Of the accounting principles, procedures and mode of presentation adopted by Advantest, the following is a brief summary description of the significant differences from the preparation of financial statements using the accounting principles, procedure and mode of presentation under Japanese GAAP:

(i)	Accounting for lease transactions
Regarding significant lease transactions, property, plant and equipment and capital lease obligations are recognized if the lease is considered a capital lease under SFAS No. 13, “Accounting for Leases”.

(ii)	Allowance for compensated absences
In accordance with SFAS No. 43, “Accounting for Compensated Absences”, an allowance is provided for the right of employees to receive compensated absences in the future.

(iii)	Accrued pension and severance cost
In accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligation) of pension plans is recognized in the consolidated balance sheets.

(iv)	Goodwill
In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill is no longer amortized, but instead is tested for impairment at least annually.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Note 2)	Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry. Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b)	Cash Equivalents

Cash equivalents primarily consist of deposits and certificates of deposit with an original maturity of three months or less from the date of purchase. Advantest considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(c)	Allowance for Doubtful Accounts
Advantest recognizes an allowance for doubtful accounts to ensure that trade receivables are not overstated due to uncollectability, which represents Advantest’s best estimate of the amount of probable credit losses in Advantest’s existing trade receivables. An allowance for doubtful accounts is provided at an amount calculated based on historical write off experience, while a specific allowance for doubtful accounts is provided for the estimated amounts considered to be uncollectable after reviewing individual factors such as the customer’s current financial position, significant changes in the semiconductor industry, other information that is publicly available and the customer’s credit worthiness.

(d)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method.

(e)	Investment Securities

Investment securities at September 30, 2006, September 30, 2007 and March 31, 2007 consist of marketable and non-marketable equity securities, and investment in an affiliated company. Fair value is determined based on quoted market prices, projected discounted cash flow or other valuation techniques as appropriate.

Marketable Equity Securities

Advantest classifies its marketable equity securities as available-for-sale.

Available-for-sale securities are recorded at fair value. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) until realized. A decline in the fair value of any available-for-sale security below cost that is deemed to be other than temporary results in an impairment loss. The impairment is charged to earnings and a new cost basis for the security is established. Dividend income is recognized when earned.

On a periodic basis, Advantest evaluates the cost basis of an available-for-sale security for possible impairment. Factors considered in assessing whether an indication of other than temporary impairment exists include: the degree of change in ratio of market prices per share to book value per share at the date of evaluation compared to the acquisition date, the financial condition and prospects of each investee company, industry conditions in which the investee company operates, the period of time the fair value of an available-for-sale security has been below the cost basis of the investment and other relevant factors. The impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by the average cost method.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

Non-marketable Equity Securities

Non-marketable equity securities are carried at cost. On a periodic basis, Advantest evaluates these investments for possible impairment. Non-marketable equity securities that have impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, is other than temporary. If the impairment is other than temporary, Advantest recognizes an impairment loss.

Investment in an Affiliated Company

Investment in an affiliated company over which Advantest has the ability to exercise significant influence, but does not hold a controlling financial interest, is accounted for by the equity method. All significant intercompany profits from affiliates have been eliminated.

(f)	Derivative Financial Instruments

All derivative instruments in the consolidated balance sheets are stated at fair value. The accounting for changes in the fair value (that is, gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding the instrument. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies.

If the hedged exposure is a fair value exposure, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (loss) and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss are reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

Advantest uses foreign exchange forward contracts to manage currency exposure, resulting from changes in foreign currency exchange rates, on trade receivables. However, these contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.

Foreign exchange forward contracts generally have maturities of several months. These contracts are used to reduce Advantest’s risk associated with exchange rate movements, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange forward contracts are recognized in earnings under the caption of other income (expense).

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

Advantest does not, as a matter of policy, enter into derivative transactions for the purpose of speculation.

(g)	Property, Plant and Equipment

Property, plant and equipment is stated at cost.

Depreciation has been computed principally using the declining-balance method for the Company and its domestic subsidiaries. The straight-line method over estimated useful lives of the assets is used for foreign subsidiaries.

On April 1, 2007, the Company and its domestic subsidiaries elected to change the declining-balance method of depreciating machinery and equipments as well as furniture and fixtures from the fixed-percentage-on-declining base application to the 250% declining balance application. Estimated salvage values have also been reduced in conjunction with this change. The Company and its domestic subsidiaries believe that the 250% declining balance application is preferable because it provides a better matching of allocation of cost of machinery and equipment as well as furniture and fixtures with associated revenue in light of product life cycles. In accordance with SFAS No. 154 “Accounting Changes and Error Corrections – a replacement of APB pinion No. 20 and SFAS No. 3”, this change in depreciation methods represents a change in accounting estimate effected by a change in accounting principle. Accordingly, the effects of the change are accounted for prospectively beginning with the period of change. The change in depreciation methods caused a decrease in income before income taxes and equity in earnings of affiliated company and net income by ¥359 million and ¥214 million respectively for the six months ended September 30, 2007.

The depreciation period for significant assets ranges from 15 years to 50 years for buildings, 4 years to 10 years for machinery and equipment, and 2 years to 5 years for furniture and fixtures.

(h)	Intangible Assets and Other Assets

Intangible assets principally consist of goodwill and computer software for internal-use. Other assets consist of investments (other than investment securities), security deposits and prepaid expenses, of which no one individual item was material to the consolidated financial statements of Advantest.

Advantest capitalizes certain costs incurred to purchase or develop software for internal-use. Costs incurred to develop software for internal-use are expensed as incurred during the preliminary project stage, which includes costs for making strategic decisions about the project, determining performance and system requirements and vendor demonstration cost. Costs incurred subsequent to the preliminary project stage through implementation are capitalized. Advantest also expenses costs incurred for internal-use software projects in the post implementation stage such as costs for training and maintenance.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

Costs incurred to develop software to be included with and sold as part of the Company’s Semiconductor Test Systems are capitalized subsequent to the attainment of technological feasibility until the product becomes available for general release to customers in accordance with the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. Other costs are expensed as incurred.

The cost of software is amortized on a straight-line basis over the estimated useful life, which is generally from 3 years to 5 years.

Business combinations are accounted for using the purchase method in accordance with SFAS No. 141, “Business Combinations”. SFAS No. 141 establishes certain criteria for the recognition of intangible assets separately from goodwill. Under SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill and other intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

(i)	Impairment of Long-Lived Assets

Advantest evaluates the impairment of long-lived assets in accordance with the provisions of SFAS No. 144. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles with definite useful lives be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(j)	Accrued Warranty Expenses

Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs and support during warranty periods, estimated repair and support expenses over the warranty period are accrued based on the historical ratio of actual repair and support expenses to corresponding sales.

(k)	Accrued Pension and Severance Cost

The Company and certain of its subsidiaries have retirement and severance defined benefit plans covering substantially all of their employees. Prior service benefit and cost, and actuarial gain and loss recognized in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees.
On March 31, 2007, Advantest adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 requires Advantest to recognize the funded status (i.e., the

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

difference between the fair value of plan assets and the projected benefit obligations) of its pension plans in the consolidated balance sheets, with a corresponding adjustment to accumulated other comprehensive income (loss). The adjustment to other accumulated comprehensive income (loss) at adoption represents the unrecognized actuarial loss and unrecognized prior service cost, which were previously netted against the plans’ funded status in the consolidated balance sheets pursuant to the provisions of SFAS No. 87.

(l)	Revenue Recognition

General

Advantest recognizes revenue when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured in accordance with the guidance provided by the Securities and Exchange Commission’s Staff Accounting Bulletin No.104, “Revenue Recognition”.

For equipment sales involving software that is more than incidental to the product, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection of the related receivable is probable in accordance with American Institute of Certified Public Accountant (“AICPA”) Statement of Position (“SOP”) No.97-2 (“SOP 97-2”), “Software Revenue Recognition”, as amended by SOP No.98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. Revenue for the separate elements is only recognized when the functionality of the undelivered element is not essential to the delivered element.

Sales of Products

Sales of products that require installation are recognized when the related installation is completed and other sales recognition criteria are met since the installation is essential to the functionality of the equipment. When customer acceptance is uncertain, revenue is deferred until customer acceptance has been received. When the final payment is subject to customer acceptance, a portion of revenue for the final payment is deferred until an enforceable claim has become effective.

Sales of products and component which do not require installation service by Advantest is recognized upon shipment if the terms of the sale are free on board (FOB) shipping point or upon delivery if the terms are FOB destination which coincide with the passage of title and risk of loss.

Long-term Service Contracts

Revenue from fixed-price, long-term service contracts is recognized on the straight-line basis over the contract term.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

Leasing Income

Revenue from operating leases is primarily recognized on the straight-line basis over the lease term.

Multiple Deliverables

Multiple Deliverables are accounted for under the Emerging Issues Task Force Issue No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables” or SOP 97-2, “Software Revenue Recognition”.

Advantest obtains and utilizes objective evidence (Vendor-Specific Objective Evidence (VSOE) under SOP 97-2) of fair value to allocate revenue to elements in multiple element arrangements and recognizes revenue when the criteria for revenue recognition have been met for each element. If the criteria are not met, then revenue is deferred until such criteria are met or until the period(s) over which the last undelivered element is delivered. In the absence of objective evidence of fair value of a delivered element, Advantest allocates revenue to the fair value of the undelivered elements and the residual revenue to the delivered elements. The price charged when an element is sold separately generally determines fair value.

(m)	Research and Development

Research and development costs are expensed as incurred.

(n)	Stock-Based Compensation

Advantest adopted the fair value recognition provision of SFAS No. 123 (revised 2004) (“SFAS 123R”), “Share Based Payments”, and recognized stock based compensation expense in the consolidated statements of income. The fair values of the option are estimated using a Black Scholes option pricing model and amortized to expense over the requisite service period.

Expected dividend yield is determined by the Company’s dividend ratio of the past and other associated factors. Risk free interest rate is determined by Japanese government bond yield for the period corresponding to expected life. Expected volatility is determined by historical volatility and trend of the Company’s share prices, and other associated factors. Expected life is determined by the Company’s option exercise history, post vesting employment termination behavior for similar grants, and other pertinent factors.

(o)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

change in tax rates is recognized in income in the period that includes the enactment date. Advantest records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not realizable.

Effective April 1, 2007, Advantest adopted FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No.109 (“FIN 48”)”. Advantest measures and recognizes uncertainty in income taxes in the consolidated financial statements in accordance with FIN 48. The adoption of FIN 48 did not have a material impact on Advantest’s consolidated results of operations and financial condition.

(p)	Net Income per Share

Basic net income per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted net income per share outstanding is calculated by dividing net income by the sum of the weighted average number of shares plus additional shares that would have been outstanding if potential dilutive shares had been issued for granted stock options.

(q)	Foreign Financial Statements

In accordance with SFAS No. 52 “Foreign Currency Translation”, the financial statements of foreign operations whose functional currency is a local currency are translated into Japanese Yen. Assets and liabilities are translated at the period-end exchange rates and revenues and expenses are translated at the average exchange rate for the period. Resulting translation adjustments are shown as a component of other comprehensive income (loss).

The financial statements of foreign operations whose functional currency is Japanese Yen are remeasured into Japanese Yen. All exchange gains and losses from remeasurement of monetary assets and liabilities denominated in the local currency are included in other income (expense) for the period in which the remeasurement is made.

(r)	Foreign Currency Transactions

Assets and liabilities denominated in foreign currencies at the balance sheet date are translated by using the applicable current rate prevailing at that date. All revenue and expenses associated with foreign currencies are translated by using the rate of exchange prevailing when such transactions occur. Those gains (losses) are included in other income (expense) in the accompanying consolidated statements of income.

(s)	Use of Estimates

Management of Advantest has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statement and the reported amounts of revenues and expenses during the period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include valuation allowances for trade receivables, inventories and deferred tax assets, various accruals such as accrued warranty

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

expenses, and assets and obligations related to employees retirement and severance plans. Actual results could differ from those estimates.

(t)	Reclassifications

Certain reclassifications have been made to the consolidated financial statements for FY2006 interim to conform with the presentation used for FY2007 interim.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Note 3)	Trade Receivables

Trade receivables at September 30, 2006, September 30, 2007 and March 31, 2007 are as follows:

	Yen (Millions)
	September 30, 2006	September 30, 2007	March 31, 2007

Notes	2,857	5,428	10,016
Accounts	66,534	53,378	44,453

	69,391	58,806	54,469
Less allowance for doubtful accounts	2,055	271	205

	67,336	58,535	54,264

(Note 4)	Inventories

Inventories at September 30, 2006, September 30, 2007 and March 31, 2007 are composed of the following:

	Yen (Millions)
	September 30, 2006	September 30, 2007	March 31, 2007

Finished goods	6,001	8,955	7,616
Work in process	15,698	19,108	18,977
Raw materials and supplies	5,341	6,197	5,383

	27,040	34,260	31,976

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Note 5)	Property, Plant and Equipment

Property, plant and equipment at September 30, 2006, September 30, 2007 and March 31, 2007 are composed of the following:

	Yen (Millions)
	September 30, 2006	September 30, 2007	March 31, 2007

Land	18,995	18,601	18,606
Buildings	49,181	49,642	49,266
Machinery and equipment	30,150	30,144	31,161
Furniture and fixtures	25,236	26,197	26,101
Construction in progress	243	2,068	354

	123,805	126,652	125,488
Less accumulated depreciation	73,803	76,120	75,838

	50,002	50,532	49,650

(Note 6)	Investment Securities

Marketable securities consist of equity securities. The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at September 30, 2006, September 30, 2007 and March 31, 2007 were as follows:

	Yen (Millions)
	September 30, 2006	September 30, 2007	March 31, 2007

Noncurrent:
Available-for-sale:
Equity securities
Acquisition cost	4,315	4,173	4,224
Gross unrealized gains	3,885	2,915	3,956
Gross unrealized losses	5	—	10
Fair value	8,195	7,088	8,170

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

Gross realized gains and losses on available-for-sale equity securities for the six months ended September 30, 2006 and September 30, 2007, and for the year ended March 31, 2007 were as follows:

	Yen (Millions)			Yen (Millions)
	September 30, 2006			September 30, 2007
	Gross	Gross	Net	Gross	Gross	Net
	realized gains	realized losses	realized gains (losses)	realized gains	realized losses	realized gains (losses)
Noncurrent:
Available-for-sale:
Equity securities	—	—	—	0	—	0

	Yen (Millions)
	March 31, 2007
	Gross	Gross	Net
	realized gains	realized losses	realized gains (losses)
Noncurrent:
Available-for-sale:
Equity securities	0	—	0

Net realized gains and losses based on the averaged cost method for the six months ended September 30, 2007 and for the year ended March 31, 2007 were ¥0 million, respectively, and they are included in “other income (expense)” in the interim consolidated statements of income and the consolidated statements of income, and “other” in net cash provided by operating activities in the interim consolidated statements of cash flows and the consolidated statements of cash flows.

Proceeds from the sale of available-for-sale equity securities for the six months ended September 30, 2007 and for the year ended March 31, 2007 were ¥0 million, respectively. For the six months ended September 30, 2007, Advantest recognized impairment losses of ¥51 million on available-for-sale equity securities, which were considered other-than-temporarily impaired and written them down to the fair value.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

As of September 30, 2007, there was no available-for-sale equity security in an unrealized loss position.

Advantest maintains non-marketable equity securities, which are recorded at cost. The carrying amounts of non-marketable equity securities were ¥3,228 million, ¥3,232 million and ¥3,200 million at September 30, 2006, September 30, 2007 and March 31, 2007, respectively. Advantest has not estimated the fair value of non-marketable equity securities in the amount of ¥3,128 million, ¥3,213 million and ¥3,100 million at September 30, 2006, September 30, 2007 and March 31, 2007, respectively, since it is not practicable to estimate the fair value of the investments and Advantest did not identify any events or changes in circumstances that might have had significant adverse effect on the fair value of the investments. It is not practicable to estimate the fair value of the investments in non-marketable equity securities because of the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost. Non-marketable equity securities that have impairment indicators were evaluated to determine whether the investments were impaired and the impairment, if any, is other than temporary. If the impairment is other than temporary, Advantest recognizes an impairment loss.

(Note 7)	Derivative Financial Instruments

Derivative financial instruments are utilized by Advantest primarily to reduce foreign currency exchange risk. Advantest does not hold or issue financial instruments for trading purposes. Advantest generally does not require or place collateral for these financial instruments.

Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations.

Advantest had foreign exchange forward contracts to exchange currencies among Japanese yen, U.S. dollars and Euro at September 30, 2006, September 30, 2007 and March 31, 2007. The notional amounts of these contracts were ¥6,753 million, ¥5,446 million and ¥5,355 million at September 30, 2006, September 30, 2007 and March 31, 2007.

The carrying amounts and estimated fair values of Advantest’s foreign exchange forward contracts at September 30, 2006, September 30, 2007 and March 31, 2007 were as follows:

	Yen (Millions)		Yen (Millions)
	September 30, 2006		September 30, 2007
	Carrying amount	Fair Value	Carrying amount	Fair value
Financial assets:
Foreign exchange forward contracts	30	30	3	3

Financial liabilities:
Foreign exchange forward contracts	27	27	—	—

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

	Yen (Millions)
	March 31, 2007
	Carrying amount	Fair value
Financial assets:
Foreign exchange forward contracts	51	51

Financial liabilities:
Foreign Exchange forward contracts	—	—

These contracts do not qualify for hedge accounting since they do not meet the hedging criteria specified by SFAS No. 133. Changes in fair value are recognized in earnings under the caption of other income (expense).

(Note 8)	Leases - Lessor

Advantest provides leases that enable its customers to use semiconductor test systems. All leases are classified as operating leases.

Future minimum lease income under noncancelable operating leases as of September 30, 2006, September 30, 2007 and March 31, 2007 are as follows:

	Yen (Millions)
	September 30, 2006	September 30, 2007	March 31, 2007
Within one year	1,879	1,896	1,757
After one year	606	320	352

Total minimum lease income	2,485	2,216	2,109

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Note 9)	Leases - Lessee

Advantest has several noncancelable operating leases, primarily for office space and office equipment.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of September 30, 2006, September 30, 2007 and March 31, 2007 are as follows:

	Yen (Millions)
	September 30, 2006	September 30, 2007	March 31, 2007
Within one year	455	452	326
After one year	409	1,513	248

Total minimum lease payments	864	1,965	574

(Note 10)	Other Comprehensive Income (Loss)

The accumulated balances for each classification of other comprehensive income (loss) at September 30, 2006, September 30, 2007 and March 31, 2007 are as follows:

	Yen (Millions)
	September 30, 2006	September 30, 2007	March 31, 2007

Foreign currency translation adjustments	(565)	(276)	(255)
Net unrealized gains (losses) on securities	2,322	1,741	2,360
Pension related adjustments	—	1,535	1,547

Other comprehensive income (loss)	1,757	3,000	3,652

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Note 11)	Stock-Based Compensation

Stock-based compensation expense recognized were ¥648 million in FY 2006 interim, ¥289 million in FY 2007 interim and ¥2,566 million in FY 2006, which were included in selling, general and administrative expenses, respectively.

The weighted average fair value per share for stock options that were granted in FY 2006 interim, FY 2007 interim and FY 2006 were ¥1,232, ¥1,113 and ¥1,476, respectively. These figures were calculated based on the Black Scholes option pricing model by using the following weighted average estimates.

	FY2006 interim	FY2007 interim	FY2006

Expected dividend yield	0.5%	0.7%	0.5%
Risk free interest rate	1.0%	1.3%	1.1%
Volatility	34.2%	31.0%	35.7%
Expected life	2.4 years	3.4 years	3.1 years

(Note 12)	Accrued Pension and Severance Cost

The components of net periodic benefit cost recognized for the six months ended September 30, 2006 and September 30, 2007, and for the year ended March 31, 2007 were as follows:

	Yen (Millions)
	FY2006 interim	FY2007 interim	FY2006
Components of net periodic benefit cost:
Service cost	721	846	1,401
Interest cost	301	336	601
Expected return on plan assets	(323)	(425)	(645)
Amortization of unrecognized:
Net actuarial (gain) or loss	37	30	74
Prior service (benefit) cost	(114)	(105)	(224)

Net periodic benefit cost	622	682	1,207

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Note 13)	Operating Segment and Geographic Information

(Operating Segment Information)

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces. Advantest also engages in research and development activities and provides maintenance and support services associated with these products. In accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, Advantest has three operating and reportable segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others. These operating segments are determined based on the nature of the products and the markets.

Operating segment information during FY2006 interim, FY2007 interim and FY2006 are as follows:

	Yen (Millions)
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
FY2006 Interim:
Net sales to unaffiliated customers	84,305	26,527	9,660	—	120,492
Inter-segment sales	1,669	128	—	(1,797)	—
Sales	85,974	26,655	9,660	(1,797)	120,492
Operating income (loss) before stock option compensation expenses	26,536	7,554	1,411	(2,654)	32,847
Adjustment:
Stock option compensation expenses					648
Operating income					32,199

	Yen (Millions)
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
FY2007 Interim:
Net sales to unaffiliated customers	83,561	21,144	10,158	—	114,863
Inter-segment sales	1,703	223	—	(1,926)	—
Sales	85,264	21,367	10,158	(1,926)	114,863
Operating income (loss) before stock option compensation expenses	23,141	3,434	1,610	(3,249)	24,936
Adjustment:
Stock option compensation expenses					289
Operating income					24,647

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

	Yen (Millions)
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
FY2006 :
Net sales to unaffiliated customers	164,899	51,801	18,312	—	235,012
Inter-segment sales	2,916	224	—	(3,140)	—
Sales	167,815	52,025	18,312	(3,140)	235,012
Operating income (loss) before stock option compensation expenses	48,608	13,647	2,870	(5,767)	59,358
Adjustment:
Stock option compensation expenses					2,566
Operating income					56,792

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expenses for management's analysis of business segment results.

(Geographic Segment Information / Based on Location of Customers)

Net sales to unaffiliated customers in FY2006 interim, FY2007 interim and FY2006 are as follows:

	Yen(Millions)
	FY2006 interim	FY2007 interim	FY2006

Japan	48,206	38,699	72,834
Americas	6,136	4,974	10,158
Europe	4,876	4,946	11,238
Asia	61,274	66,244	140,782

Total	120,492	114,863	235,012

(Note)	1.	Net sales to unaffiliated customers are based on the customer’s location.
2.	Each of the segments include primarily the following countries:
(1)	Americas U.S., etc.
(2)	Europe Germany, Portugal, Italy, Malta, etc.
(3)	Asia Taiwan, South Korea, China, etc.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

Supplemental Segment Information

(Geographic Segment Information / Based on Location of Advantest and its Affiliates)

The following table sets forth the net sales and operating income (loss) in FY2006 interim, FY2007 interim and FY2006, classified by location of office from which product was shipped. This information is provided as supplemental information in addition to the requirements of SFAS No. 131 in consideration of the disclosure requirements under the Financial Instruments and Exchange Law of Japan.

	(In million yen)
	FY2006 interim April 1, 2006 through September 30, 2006
	Japan	Americas	Europe	Asia	Total	Elimination and Corporate	Consolidated
Sales
(1) Net sales to unaffiliated customers	69,791	12,483	6,547	31,671	120,492	—	120,492
(2) Inter-segment	36,606	2,395	641	3,466	43,108	(43,108)	—
Total	106,397	14,878	7,188	35,137	163,600	(43,108)	120,492
Operating expenses	79,960	12,946	6,419	29,559	128,884	(40,591)	88,293
Operating income (loss)	26,437	1,932	769	5,578	34,716	(2,517)	32,199

	(In million yen)
	FY2007 interim April 1, 2007 through September 30, 2007
	Japan	Americas	Europe	Asia	Total	Elimination and Corporate	Consolidated
Sales
(1) Net sales to unaffiliated customers	64,638	4,276	9,810	36,139	114,863	—	114,863
(2) Inter-segment	37,664	2,396	684	3,277	44,021	(44,021)	—
Total	102,302	6,672	10,494	39,416	158,884	(44,021)	114,863
Operating expenses	81,836	6,446	9,888	32,684	130,854	(40,638)	90,216
Operating income (loss)	20,466	226	606	6,732	28,030	(3,383)	24,647

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

	(In million yen)
	FY2006 April 1, 2006 through March 31, 2007
	Japan	Americas	Europe	Asia	Total	Elimination and Corporate	Consolidated
Sales
(1) Net sales to unaffiliated customers	132,035	16,266	17,841	68,870	235,012	—	235,012
(2) Inter-segment	80,289	4,660	1,271	6,852	93,072	(93,072)	—
Total	212,324	20,926	19,112	75,722	328,084	(93,072)	235,012
Operating expenses	159,782	19,049	17,426	67,073	263,330	(85,110)	178,220
Operating income (loss)	52,542	1,877	1,686	8,649	64,754	(7,962)	56,792

(Notes)	1.	Geographical segments are organized by physical proximity of countries or regions.
2.	Each of the geographical segments includes primarily the following countries or regions:
(1)	Americas U.S., etc.
(2)	Europe Germany, France, etc.
(3)	Asia South Korea, Taiwan, Singapore, etc.
3.
Adjustments to operating expenses in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to geographic segments. Stock option compensation expense of ¥648 million, ¥289 million and ¥2,566 million for FY 2006 interim, FY 2007 interim and FY 2006, respectively, are included in operating expenses in Corporate.

.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

(Note 14)	Per Share Data

The following table sets forth the computation of basic and diluted net income per share for the six months ended September 30, 2006 and September 30, 2007, and for the year ended March 31, 2007:

	Yen (Millions) except per share data
	FY2006 interim	FY2007 interim	FY2006
Numerator:
Net income	22,204	16,930	35,556

Denominator:
Basic weighted average shares of common stock outstanding	186,911,714	184,980,284	187,128,842
Dilutive effect of exercise of stock options	1,215,246	568,116	1,141,846

Diluted weighted average shares of common stock outstanding	188,126,960	185,548,400	188,270,688

Basic net income per share	118.79	91.52	190.01
Diluted net income per share	118.03	91.24	188.85

At September 30, 2006, September 30, 2007 and March 31, 2007, Advantest had outstanding stock options exercisable into 1,581,980,  2,336,980 and 11,980 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.

Per share information for FY2006 interim is restated to reflect the effects of the two for one stock split of its common stock conducted by Advantest on October 1, 2006.

(Note 15)	Commitments and Contingent Liabilities

Advantest provides guarantees to third parties mainly for customers lease obligations. Advantest would be required to satisfy customers lease obligations in the event of default. The maximum amount of undiscounted payments is ¥15 million at September 30, 2007. The guarantees are collateralized by the leased equipment. At September 30, 2007, Advantest has not accrued any obligation with respect to such guarantees as it estimates the fair value of its obligations to be insignificant.

Advantest is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Advantest’s consolidated financial position, results of operations, or cash flows.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Notes to Interim Consolidated Financial Statements

Commitments outstanding for the purchase of property, plant and equipment and other assets totaled ¥3,160 million at September 30, 2007.

(Note 16)	Subsequent event

On October 26, 2007, the Board of Directors of the Company approved a plan to repurchase on the market through the Tokyo Stock Exchange up to 5.5 million shares of the Company’s common stock at a cost up to ¥20,000 million for the period from October 29, 2007 to December 28, 2007.

Common stock repurchased in the Tokyo Stock Exchange between October 31, 2007 and November 13, 2007 under the aforementioned plan was 5.5 million shares at a cost of ¥17,441 million and accordingly, Advantest has completed its plan to repurchase the shares as approved by the Board of Directors.